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12010202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number 3235-0123
Expires: April 1, 2014
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8-29639

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____JANUARY 1, 2011_____AND ENDING_____DECEMBER 31, 2011
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN SECURITIES TEAM, INC.

OFFICIAL USE ONLY
FIRM ID. NO.
13926

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Cummings Park, Suite 6050
                    (No. and Street)

Woburn   MA   01801
(CITY)   (state)   (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Ewing   1-781-935-4200
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street   Newburyport   MA   01950-2755
(Address)   (City)   (State)   (ZIP Code)

CHECK ONE:
        XX Certified Public Accountant
            Public Accountant
            Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of Information
                        contained in this form are not required to respond unless the form displays
                        a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Jeffrey Ewing swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of American Securities Team, Inc., as of December 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATE E. CONCANNON
Notary Public
Commonwealth of Massachusetts
My Commission Expires
November 2, 2012

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):
X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
   (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
   (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
   (m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
American Securities Team, Inc.
Woburn, MA

In planning and performing my audit of the financial statements of American Securities Team, Inc. for the year ended December 31, 2011, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 16, 2012

American Securities Team, Inc.

Audited Financial Statements

For The Year Ended December 31, 2011

Contents

Index
* * * * *
* * *
*



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

American Securities Team, Inc.
500 West Cummings Park, Suite 6050
Woburn, MA 01801

I have audited the accompanying statement of financial condition of
American Securities Team, Inc. as of December 31, 2011, and the related
statements of income, changes in stockholder's equity, and cash flows for
the year then ended. These financial statements are the responsibility of
the Company's management. My responsibility is to express an opinion on
these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally
accepted in the United States of America. Those standards require that I
plan and perform the audit to obtain reasonable assurance about whether the
financial statements are free of material misstatement. An audit includes
examining, on a test basis, evidence supporting the amounts and disclosures
in the financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by management, as
well as evaluating the overall financial statement presentation. I believe
that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly,
in all material respects, the financial position of American Securities
Team, Inc. as of December 31, 2011 and the results of its operations and
its cash flows for the years then ended in conformity with accounting
principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic
financial statements taken as a whole. The information contained in
Schedules I and II are presented for purposes of additional analysis and is
not a required part of the basic financial statements, but is supplementary
information required by Rule 17a-5 under the Securities Exchange Act of
1934. Such information has been subjected to the auditing procedures
applied in the audit of the basic financial statements and, in my opinion,
is fairly stated in all material respects in relation to the basic
financial statements taken as a whole.

Harvey Karll CPA, P.C.

February 16, 2012

American Securities Team, Inc.
Statement of Financial Condition
December 31, 2011

Assets

Cash	$	19,905
Receivables - Affiliates		92,032
Prepaid Insurance		1,468
Marketable Securities, at Market Value		196,080
Advances Receivable - Affiliates		297,200
	$	606,685

Liabilities and Stockholder's Equity

Liabilities:		
Accounts Payable & Accrued Expenses	$	7,859
Due to Affiliates		1,197
Deferred Income Taxes		6,008
Income Taxes Payable		17,888
		32,952
Stockholder's Equity:		
Common Stock, 1 Cent Par Value		
Authorized 200,000 Shares,		
Issued and Outstanding 42,000 Shares		431,723
Retained Earnings		142,010
Total Stockholder's Equity		573,733
	$	606,685

American Securities Team, Inc.
Statement of Income
For the Year Ended December 31, 2011

Revenues:	
Investor Service Fees	$ 127,493
Unrealized Gains (Losses)	6,240
	133,733
Expenses:	
Employee Compensation and Benefits	30,209
Professional Fees	15,582
Regulatory Fees	2,379
Other Expenses	4,924
	53,094
Net Income Before Income Taxes	80,639
Provision for Income Taxes	19,417
Net Income	$ 61,222

American Securities Team, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2011

| | Capital Stock Common | | Retained Earnings | Total Stockholder's Equity |
	Shares	Amount		
Balance, beginning of year	42,000	$ 431,723	$ 80,788	$ 512,511
Net Income			61,222	61,222
Balance, end of year	42,000	$ 431,723	$142,010	$ 573,733

American Securities Team, Inc.
Statement of Cash Flows
Twelve Months Ended December 31, 2011

Year To Date

Cash Provided from Operations

Net Income (Loss)	$ 61,220	
Adjustments		
Add:		
Prepaid Insurance	1	
Tax Refund Rec-Affiliate	2,444	
Accounts Payable	6	
State Income Tax Payable	6,777	
Less:		
Receivable - Affiliates	(21,520)	
Accrued Expenses Payable	(1,508)	
Due to APT Management	(17,521)	
Due to APT Financial	(15,567)	
Accrued Payroll	(92)	
Deferred Inc.Tax Payable	(1,656)	
Cash from Operations		**12,584**
Cash Flows - Invested		
Marketable Securities	(6,240)	
Investing Cash Flows		**(6,240)**
Cash Flows - Financing		
FIT PAYABLE	10,655	
Financing Cash Flows		**10,655**
Cash Increase (Decrease)		**16,999**
Cash - Beginning of Year		
Cash Checking	2,906	
Total Beginning of Year		**2,906**
Cash on Statement Date		**$ 19,905**

1. NATURE OF BUSINESS

   American Securities Team, Inc. (the "Company"), which was organized as a
   Massachusetts corporation on December 19,1996, pursuant to Chapter 156B of
   the Massachusetts general laws, was formed to engage in and carry on the
   business of a broker-dealer in securities, including but not limited to the
   buying and selling, dealing and trading in, acquiring and disposing of, in
   every lawful manner whatsoever, as principal or as agent, any and all
   negotiable and non-negotiable instruments or securities; and, in general to
   carry on any and all businesses and activities permitted to corporations
   organized under the provisions of Chapter 156B wherever the same may
   lawfully be done. The Company will limit its broker/dealer operations to
   those described in Paragraphs(a)(2)(ii), (a)(2)(iii) and (a)(2)(iv) of SEC
   rule 15c3-1. The Company is licensed in Massachusetts, New York and
   Florida.

   The Company also provides investor services to the limited partners of
   various residential rental entities located primarily in Massachusetts.
   These entities are affiliated with the Company. Investor service fees
   represent the Company's principal business activity for the year ended
   December 31, 2011.

   The Company is a wholly-owned subsidiary of APT Management Group, Inc. (the
   "Parent Company"). The Company is included in consolidated financial
   statements issued by the Parent Company and it files consolidated income tax
   returns with the Parent Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting

   The Company maintains its accounts and presents its financial statements on
   the accrual method of accounting in accordance with accounting principles
   generally accepted in the United States of America.

   Cash Equivalents

   Cash equivalents include all cash balances and highly liquid investments
   with an initial maturity of three months or less. As of December 31, 2011
   the Company did not have any cash equivalents.

   Concentration of Credit Risk

   The Company maintains its cash in bank deposit accounts which, at times, may
   exceed federally insured limits. Accounts are guaranteed by the Federal
   Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2011
   the company had nothing in excess of FDIC insured limits. The Company has
   not experienced any losses in such accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company files consolidated income tax returns with its Parent Company. The Company computes its federal and state taxes utilizing the tax rates available to the Company as if it were a separate taxpayer and it remits these taxes to or records a receivable from the Parent Company. Any additional tax expense or benefit resulting from the impact of consolidation is borne by the Parent Company. The state net worth tax is computed on the Company's allocable net worth and is paid directly to the state.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A deferred tax liability is recognized for temporary differences which will result in taxable amounts in future years. A deferred tax asset is recognized for temporary differences which will result in deductible amounts in future years and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income taxes are provided for temporary differences which arise primarily from differences in the valuation of investments for financial reporting and tax purposes as a result of unrealized gains and losses on available for sale securities.

Management has evaluated significant tax positions against the criteria established by professional standards and believes there are not such tax positions requiring accounting recognition in the financial statements. Management does not believe its evaluation of tax positions will significantly change within twelve months of December 31, 2011. Any changes in tax positions will be recorded when the ultimate outcome becomes known.

Accounts receivable

Accounts receivable are stated at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on historical collection experience, its assessment of current economic conditions, review and assessment of the financial condition of the debtor.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    Investments

    The Company classifies its marketable equity securities as available for
    sale and, as a result, are stated at fair value. Fair value is based on
    quoted market prices. Realized gains and losses on dispositions of
    available for sale securities are recognized in income based on the cost of
    the securities sold using the specific identification method. Unrealized
    gains are included on the income statement. Realized losses on permanently
    impaired investments are recognized in income once their decline in value is
    determined to be other than temporary.

    Use of Estimates

    The preparation of financial statements in conformity with generally
    accepted accounting principles in the United States of America requires
    management to make estimates and assumptions that affect the reported amount
    of assets and liabilities and disclosure of contingent assets and
    liabilities at the date of the financial statements, and the reported
    amounts of revenue and expenses during the reporting period. Actual results
    could differ from those estimates. Certain accounting policies involve
    judgment and uncertainties to such an extent that materially different
    amounts could have been reported under different conditions or if different
    assumptions had been used. The Company evaluates its assumptions on a
    regular basis. The Company bases its estimates on historical experience and
    various other assumptions that are believed to be reasonable under the
    circumstances, the results of which form the basis for making judgments
    about carrying values of assets and liabilities that are not readily
    apparent from other sources. Actual results could differ from those
    estimates. Significant estimates with regard to these financial statements
    include the determination of the collectability of accounts receivable.

    Investor service fees
    Annual investor service fees received from the affiliates and limited
    partners of the affiliates are recognized when earned. These fees include
    amounts for services in providing reports to the investor limited partners
    of the affiliates, transfer of ownership fees to limited partners of the
    affiliates and a program management fee for one of the affiliates. In
    accordance with the respective partnership agreements, fees for providing
    reports to the investor limited partners are generally based upon annual
    amounts ranging from $2,500 to $6,000 per partnership. The program
    mangegment fee is based upon an annualized amount of one-half of one percent
    of the outstanding balance of the affiliate's debt and contributed capital.
    The amounts received in 2011 were $43,500 of investor service fees and
    $30,521 of program management fees.

American Securities Team, Inc.
Notes to Financial Statements
December 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    Subsequent Events

    Management has evaluated subsequent events through February 16, 2012, the
    date on which the financial statements were available to be issued.

3. FAIR VALUE OF FINANCIAL STATEMENTS

    The company's financial statements are cash. The recorded values of cash
    and cash equivalents approximate their fair values based on their short-
    term nature.

4. CASH FLOWS

    Cash paid for Interest and Income Taxes is as follows:

Interest	$ –
Income Taxes	$ 19,417

5. COMPENSATED ABSENCES

    Employees of the Company are entitled to paid vacation and paid sick days
    depending on length of service. It is not practical for the Company to
    estimate the amount of compensation for future absences; accordingly, no
    liability for compensated absences has been recorded in the accompanying
    financial statements. The Company policy is to recognize the costs of
    compensated absences when actually paid to employees.

6. NET CAPITAL

    As a broker/dealer, the company is subject to the Securities and Exchange
    Commission's regulations and operating guidelines, which require the
    Company to maintain a specified amount of net capital, as defined, and a
    ratio of aggregate indebtedness to net capital, as defined, not exceeding 15
    to 1. The Company's net capital computed under 15c3-1 was $126,954 at
    December 31, 2011, which exceed required net capital of $5,000 by $121,954.
    The ratio of aggregate indebtedness to net capital at December 31, 2011 was
    0.26 to 1.0.

American Securities Team, Inc.
Notes to Financial Statements
December 31, 2011

7. INVESTMENTS

At December 31, 2011, the Company's investment in NASDAQ Stock Market, Inc. is summarized as follows:

	Cost	Unrealized Gain	Fair Value
8,000 unrestricted shares of common stock	$ 133,100	$ 62,980	$ 196,080

The fair value of this investment is measured using quoted prices in active markets for identical assets (Level 1) pursuant to FASB ASC 820, *Fair Value Measurements and Disclosures.*

The unrealized gain is included on the income statement.

Of the unrestricted shares, 6,000 can only be sold pursuant to a shelf registration statement filed by NASDAQ and the related prospectus supplements, subject to the right of NASDAQ under certain circumstances to require holders to refrain from selling under the shelf registration statement and prospectus supplements. Accordingly, the Securities Exchange Commission has concluded that such shares can be valued at the market price of the shares provided that the NASDAQ has not required holders to refrain from selling under the shelf registration statement and prospectus supplements.

8. INCOME TAXES

The amount of income tax expense (benefit) differs from that computed using the statutory federal tax rate of 34% because of the application of the graduated federal tax rate of 15% on the first $50,000 of taxable income, state income taxes net of federal tax effect, and adjustments of prior year taxes.

The deferred tax liability for 2011 is comprised of $1,316 for state taxes and $4,692 for federal taxes.

The Company continues to be subject to federal or state tax examinations by taxing authorities for years 2008, 2009 and 2010.

9. RELATED PARTY TRANSACTIONS

The Company earned investor service fees from affiliated limited partnership entities aggregating $43,500 during 2011. These fees are, generally, payable from the limited partnership's distributable cash flow. The determination of cash flow is based on the partnership agreement and may be further limited by regulatory, loan or other agreements. At December 31, 2011 $92,032 of service fees were receivable from affiliate.

American Securities Team, Inc.
Notes to Financial Statements
December 31, 2011

9. RELATED PARTY TRANSACTIONS (continued)

In 1999, the Company advanced $376,015, to an affiliate, of which $297,200 is receivable at year end. These advances are noninterest bearing with no specified terms of repayment. The advances are non-interest bearing and do not have a specified repayment due date. At December 31, 2011 advances of $1,197 were unpaid.

Personnel working for the Company are employees of the Company, paid by a common paymaster, therefore, the Company reimburses the Parent Company for the actual salaries and related benefits of these employees. Such costs expensed during the year totaled $30,208. Additionally the Company reimburses the Parent Company for shared office expense. Such costs expensed during the year totaled $1,508. At December 31, 2011, $1,508 related to these costs is payable to the Parent Company and is included in accrued expenses.

10. FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transacation to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
• Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liabilty, either directly or indirectly.
• Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

10. FAIR VALUE (continued)

The following table presents the Company's fair value hierarchy for
those assets and liabilities measured at fair value on a recurring
basis as of December 31, 2011.

Fair Value Measurements on a Recurring Basis
As of December 31, 2011

Assets	Level 1	Level 2	Level 3	Netting and Collateral	Total
Cash segregated under federal and other regulations	$ 0	$ 0	$ 0	$ 0	$ 0
Equities	196,080	0	0	0	196,080
Totals	$196,080	$ 0	$ 0	$ 0	$196,080
Liabilities	$ 0	$ 0	$ 0	$ 0	$ 0

SUPPLEMENTARY INFORMATION

American Securities Team, Inc.
Schedule I
Computation of Net Capital
December 31, 2011

Net Capital

  Total Stockholders' Equity $ 573,733

    Deductions:
      Non-Allowable Assets:
        Due from Affiliates   (389,232)
        Prepaid Insurance   (1,468)   (390,700)

                                                                     183,033

      Haircuts
        Securities   (29,412)
        Undue Concentration   (26,667)   (56,079)

  Net Capital   126,954

Minimum Net Capital Requirement   5,000

Excess Net Capital $ 121,954
                                                                   =========

Aggregate Indebtedness $ 32,952
                                                                   =========

Ratio of Aggregate Indebtedness
  To Net Capital   0.26 to 1.0

There are no material differences between the preceeding computation and the
Company's corresponding unaudited Part II of Form X-17A-5 as of December 31,
2011.

See Accountant's Report and Accompanying Notes
-13-

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER American Securities Team, Inc.
As of 12/31/11

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based:

A. (k)
   (1)—Limited business (mutual funds and/or variable annuities only)
   ___4550

B. (k)
   (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained
   X_4560

C. (k)
   (2)(ii)--All customer transactions cleared through another broker-dealer
          on a fully disclosed basis. Name of clearing firm(s)   ___4570

Clearing Firm SEC#s	Name	Product Code
8-_____ [4335B]	_____	_____ [4335B]
[4335A]	[4335A2]	
8-_____	_____	_____ [4335D]
[4335C]	[4335C2]	
8-_____	_____	_____ [4335F]
[4335E]	[4335E2]	
8-_____	_____	_____ [4335H]
[4335G]	[4335G2]	
8-_____	_____	_____ [4335I]
[4335I]	[4335I2]	

D. (k) (3) Exempted by order of the Commission
   ___4580

See Accountant's Report and Accompanying Notes